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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer files Form 20-F report for the fiscal year ended 2018

São José dos Campos, March 29, 2019 – Embraer S.A. (B3: EMBR3; NYSE: ERJ) announces that it has filed with the U.S. Securities and Exchange Commission (SEC) its Form 20-F report for the fiscal year ended 2018.

The report is available on the SEC’s website, at http://www.sec.gov, and on Embraer’s Investor Relations website, at http://ri.embraer.com.br.

Shareholders and the holders of Embraer’s American depositary shares can obtain copies of Embraer’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Embraer’s Investor Relations Department.

For further information, please contact:

Phone: +55-11-3040-9518

Endereço: SP Corporate Towers – Torre Norte 14º andar - Av. Presidente Juscelino Kubitschek, 1909 - Vila Nova Conceição, São Paulo - SP, 04543-907

E-mail: investor.relations@embraer.com.br

http://ri.embraer.com.br

Contacts:

Eduardo Couto

Caio Pinez

Christopher Thornsberry

Nádia Santos

Paulo Ferreira

Viviane Pinheiro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer